                                                 TSX-V: MAD                                OTCBB: MRDDF                        FSE: MRG

Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD’S COAL CANYON PROJECT ADDED TO THE RED HILL EXPLORATION FUNDING AGREEMENT

Vancouver, BC, Canada – January 5, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that NuLegacy Gold Corporation (“NuLegacy”) (TSX-V: NUG) has signed an amendment to the Red Hill exploration funding agreement (the “Agreement”). The Agreement now incorporates Miranda’s Coal Canyon project along with the Red Hill project and increases the earn-in requirement by US$1.5 million with a drill commitment on Coal Canyon.

Under the terms of the Agreement, NuLegacy must spend an additional US$1,500,000 in qualifying exploration expenditures over a four year period, for a new total of US$5,500,000. NuLegacy has committed to drill three 1,500 ft (457 m) holes on the Coal Canyon project by the end of 2013. Miranda will also receive an additional 50,000 shares in NuLegacy upon signing the Agreement.

For further information on the Red Hill exploration funding agreement visit http://www.mirandagold.com/s/NewsReleases.asp?ReportID=364296&_Type=News-Releases&_Title=Miranda-Gold-Corp.-and-NuLegacy-Gold-Corporation-Sign-Agreement-to-Explore-....

Since signing the original Red Hill Agreement with Miranda, NuLegacy has been active in consolidating a district size exploration play around Red Hill.  On October 21, NuLegacy announced that they had completed an option on 14 sq mi (36 sq km) of mining claims contiguous to and to the east of Miranda’s Red Hill property.  NuLegacy had previously optioned a large claim block from Barrick Gold Exploration Inc. that is contiguous to and west of the Red Hill such that they now control a district sized project of 45 sq mi (116 sq km). Miranda’s Coal Canyon property is adjacent to the Barrick ground.  Miranda sees this district wide consolidation as a positive move as it indicates that NuLegacy is committed to fully exploring the area over a period of years.

Project Details

The Coal Canyon sediment hosted gold project consists of 64 unpatented lode claims in the heart of the Cortez Trend. The property is 10 mi (16 km) south of Barrick’s  Cortez Hills gold deposit (+13 M oz) and it adjoins the northeast side of US Gold's Tonkin Springs property. The property occupies 2 sq mi (5.2 sq km) of the Windmill lower-plate window, a feature that exposes favorable carbonate rocks that are analogous to carbonate rocks that host the Cortez Hills and Pipeline gold deposits.

Mapping and sampling has shown a high-priority target in the northwestern portion of the property where a discrete west-northwest trending corridor of faulting, lamprophyre dikes, folding, alteration and elevated surface gold, arsenic and antimony. The fault-fold corridor is 2,600 ft by 6,500 ft (800 m by 2,000 m) in dimension and approximately half of that area has never been drilled. West-northwest zones of fault, fold and dikes are known to be important controls to mineralization elsewhere in the Cortez Trend

Five drill holes within the corridor show hydrothermal alteration and dikes in the Roberts Mountains and Hanson Creek Formations. Of particular interest was drill hole MCC-4 which intersected 10 ft of 0.011 oz Au/t from 980 to 990 ft (3.0 m of 0.392 g Au/t from 298.8 to 301.8 m) within a larger, lower-grade gold zone that returned 230 ft of 0.004 oz Au/t from 970 to 1,200 ft (70.1 m of 0.140 g Au/t from 295.7 to 365.8 m).  The higher level gold is associated with an interval of sooty pyrite and silica cemented breccia and dolomite stockwork.

For more details on the Coal Canyon project visit http://www.mirandagold.com/s/CoalCanyon.asp.

The data disclosed in this press release have been reviewed and verified by President & CEO Ken Cunningham, P.Geo, MSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Agnico-Eagle USA Limited, Montezuma Mines Inc., Navaho Gold Pty Ltd., NuLegacy Corporation, Piedmont Mining Company Inc., Ramelius Resources Ltd. and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.